Exhibit 99.1

FF301 Page 1 of 8 v 1.0.2 Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities For the month ended: 31 January 2024 Status: New Submission To : Hong Kong Exchanges and Clearing Limited Name of Issuer: KE Holdings Inc. Date Submitted: 06 February 2024 I. Movements in Authorised / Registered Share Capital 1. Class of shares WVR ordinary shares Type of shares A Listed on SEHK (Note 1) Yes Stock code 02423 Description Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 24,114,698,720 USD 0.00002 USD 482,293.97 Increase / decrease (-) USD Balance at close of the month 24,114,698,720 USD 0.00002 USD 482,293.97 2. Class of shares WVR ordinary shares Type of shares B Listed on SEHK (Note 1) No Stock code 02423 Description Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 885,301,280 USD 0.00002 USD 17,706.03 Increase / decrease (-) USD Balance at close of the month 885,301,280 USD 0.00002 USD 17,706.03 Total authorised/registered share capital at the end of the month: USD 500,000

FF301 Page 2 of 8 v 1.0.2 II. Movements in Issued Shares 1. Class of shares WVR ordinary shares Type of shares A Listed on SEHK (Note 1) Yes Stock code 02423 Description Balance at close of preceding month 3,571,960,220 Increase / decrease (-) -23,087,831 Balance at close of the month 3,548,872,389 2. Class of shares WVR ordinary shares Type of shares B Listed on SEHK (Note 1) No Stock code 02423 Description Balance at close of preceding month 151,354,549 Increase / decrease (-) -978,301 Balance at close of the month 150,376,248 Remarks: Opening and closing balances of Class A ordinary shares shown above are including 104,033,244 and 86,213,151 Class A ordinary shares which are registered in the name of our depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under the Share Incentive Plans respectively.

FF301 Page 3 of 8 v 1.0.2 III. Details of Movements in Issued Shares (A). Share Options (under Share Option Schemes of the Issuer) 1. Class of shares issuable WVR ordinary shares Type of shares A Shares issuable to be listed on SEHK (Note 1) Yes Stock code of shares issuable (if listed on SEHK) (Note 1) 02423 Particulars of share option scheme Number of share options outstanding at close of preceding month Movement during the month Number of share options outstanding at close of the month No. of new shares of issuer issued during the month pursuant thereto (A) No. of new shares of issuer which may be issued pursuant thereto as at close of the month The total number of securities which may be issued upon exercise of all share options to be granted under the scheme at close of the month 1). 2018 Share Option Plan (adopted in August 2018 as amended from time to time) 32,508,240 Lapsed -53,439 Others -57,783 32,397,018 32,397,018 0 General Meeting approval date (if applicable) 2). 2020 Share Incentive Plan (adopted in July 2020 and amended in April 2022, as amended from time to time) 0 0 0 202,400,858 General Meeting approval date (if applicable) Total A (WVR ordinary shares A): Total funds raised during the month from exercise of options: USD 1.16 Remarks: 1) Others: -57,783 refers to 57,783 options being exercised. The exercise of 57,783 options was settled using the Class A ordinary shares registered in the name of our depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under the Share Incentive Plans. (B). Warrants to Issue Shares of the Issuer which are to be Listed Not applicable

FF301 Page 4 of 8 v 1.0.2 (C). Convertibles (i.e. Convertible into Issue Shares of the Issuer which are to be Listed) Not applicable (D). Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be listed, including Options (other than Share Options Schemes) 1. Class of shares issuable WVR ordinary shares Type of shares A Shares issuable to be listed on SEHK (Note 1) Yes Stock code of shares issuable (if listed on SEHK) (Note 1) 02423 Description General Meeting approval date (if applicable) No. of new shares of issuer issued during the month pursuant thereto (D) No. of new shares of issuer which may be issued pursuant thereto as at close of the month 1). 2020 Share Incentive Plan - Restricted Share Units (adopted in July 2020 and amended in April 2022, as amended from time to time) 0 64,912,290 2). 2020 Share Incentive Plan - Restricted Shares (adopted in July 2020 and amended in April 2022, as amended from time to time) 0 0 Total D (WVR ordinary shares A): 0 Remarks: As of January 31, 2024, 64,912,290 shares of the issuer may be issued pursuant to the restricted share units granted under 2020 Share Incentive Plan. 2,951,061 restricted share units were granted under 2020 Share Incentive Plan during the month. 17,762,310 restricted share units granted under 2020 Share Incentive Plan have vested during the month. 238,533 restricted share units granted under 2020 Share Incentive Plan were lapsed during the month. (E). Other Movements in Issued Share 1. Class of shares issuable (Note 5 and 6) WVR ordinary shares Type of shares A Shares issuable to be listed on SEHK (Note 1, 5 and 6) Yes Stock code of shares issuable (if listed on SEHK) (Note 1, 5 and 6) 02423 Type of Issue At price (if applicable) Currency Amount Issue and allotment date (Note 5 and 6) General Meeting approval date (if applicable) No. of new shares of issuer issued during the month pursuant thereto (E) No. of new shares of issuer which may be issued pursuant thereto as at close of the month 1). Repurchase of shares 15 June 2023 -21,969,609 2). Repurchase of shares 19 January 2024 15 June 2023 -24,066,132 3). Other (Please specify) Conversion of Class B ordinary shares to Class A ordinary shares 19 January 2024 978,301

FF301

2. Class of shares issuable (Note 5 and 6)	Ordinary shares	Type of shares	B	Shares issuable to be listed on SEHK (Note 1, 5 and 6)	No
Stock code of shares issuable (if listed on SEHK) (Note 1, 5 and 6)	02423				

Type of Issue		At price (if applicable)		Issue and allotment date (Note 5 and 6)	General Meeting approval date (if applicable)	No. of new shares of issuer issued during the month pursuant thereto (E)	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
		Currency	Amount				
1).	Other (Please specify) Conversion of Class B ordinary shares to Class A ordinary shares			19 January 2024		-978,301	

Total E (WVR ordinary shares A): -23,087,831

Total E (Ordinary shares B): -978,301

Remarks:

Class A: 1) Repurchases of a total of 21,969,609 Class A ordinary shares represented by ADSs were made on January 2 to 5, 8 to 12, 16 to 19, 22 to 26 and 29 to 31, 2024 on New York Stock Exchange, but such shares are not yet cancelled as at January 31, 2024.

Class A: 2) A total of 24,066,132 Class A ordinary shares represented by ADSs (previously repurchased on New York Stock Exchange on November 1 to 3, 6 to 10, 13, 14, 16, 27 to 30, 2023 and December 1, 4, 5, 8, 11, 15, 21 and 22, 2023) were cancelled on January 19, 2024.

Class A: 3) & Class B: 1) Subsequent to the cancellation of the repurchased 24,066,132 Class A ordinary shares on January 19, 2024, 978,301 Class B ordinary shares were converted to Class A ordinary shares on a one-to-one ratio pursuant to Rule 8A.21 of the Listing Rules.

Total increase / decrease (-) in WVR ordinary shares A during the month (i.e. Total of A to E): -23,087,831

Total increase / decrease (-) in Ordinary shares B during the month (i.e. Total of A to E): -978,301

Page 5 of 8

v 1.0.2

FF301 Page 6 of 8 v 1.0.2 IV. Information about Hong Kong Depositary Receipt (HDR) Not applicable

FF301 Page 7 of 8 v 1.0.2 V. Confirmations We hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued by the issuer during the month as set out in Part III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A / GEM Rule 17.27A, it has been duly authorised by the board of directors of the listed issuer and, insofar as applicable: (Note 2) (i) all money due to the listed issuer in respect of the issue of securities has been received by it; (ii) all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under "Qualifications of listing" have been fulfilled; (iii) all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled; (iv) all the securities of each class are in all respects identical (Note 3); (v) all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with other legal requirements; (vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue; (vii) completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and (viii) the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies. Submitted by: Siting Li Title: Joint Company Secretary (Director, Secretary or other Duly Authorised Officer) Notes 1. SEHK refers to Stock Exchange of Hong Kong. 2. Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, no further confirmation is required to be made in this return.

FF301 Page 8 of 8 v 1.0.2 3. “Identical” means in this context: ． the securities are of the same nominal value with the same amount called up or paid up; ． they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and ． they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects. 4. If there is insufficient space, please submit additional document. 5. In the context of repurchase of shares: ． “shares issuable to be listed on SEHK” should be construed as “shares repurchased listed on SEHK”; and ． “stock code of shares issuable (if listed on SEHK)” should be construed as “stock code of shares repurchased (if listed on SEHK)”; and ． “class of shares issuable” should be construed as “class of shares repurchased”; and ． “issue and allotment date” should be construed as “cancellation date” 6. In the context of redemption of shares: ． “shares issuable to be listed on SEHK” should be construed as “shares redeemed listed on SEHK”; and ． “stock code of shares issuable (if listed on SEHK)” should be construed as “stock code of shares redeemed (if listed on SEHK)”; and ． “class of shares issuable” should be construed as “class of shares redeemed”; and ． “issue and allotment date” should be construed as “redemption date”